John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

August 3, 2015

Mr. Patrick F. Scott

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Mr. Scott:

On July 14, 2015, the Trust filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A. The preliminary proxy statement relates to the solicitation of the vote of shareholders of the LS Opportunity Fund (the “Fund”), a series portfolio of the Trust, relating to a new sub-advisory agreement for the Fund and the implementation of a “multi-manager” arrangement whereby Long Short Advisors, the Fund’s adviser, would be able to hire and replace sub-advisers for the Fund without obtaining shareholder approval.

You recently provided comments to me relating to the proxy statement. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a definitive proxy statement. The definitive proxy statement will reflect the responses to the comments as described in this letter.

Proposal 1:

1.	Comment: In the second sentence of the first paragraph, please describe in more specific detail the meaning of the phrase, “certain portfolio management changes expected to occur within the previous sub-adviser.”

Response: The Trust has revised the disclosures as you have requested.

2.	Comment: In the first paragraph, clarify when the new sub-advisor (Prospector Partners) took over as the new sub-adviser under the interim arrangement.

Response: The Trust has revised the disclosures as you have requested.

3.	Comment: In the second paragraph under the sub-heading, “Comparison of Previous Sub-Advisory Agreement and New Sub-Advisory Agreement,” please clarify utilizing Plain English principles the meaning of the term, “buy down”.

Response: The Trust has revised the disclosures as you have requested.

*                    *                     *

Mr. Scott

U.S. Securities and Exchange Commission

August 3, 2015

Proposal 2:

4.	Comment: Please make sure to fill in the blanks in this section.

Response: The Trust has revised the disclosures as you have requested.

5.	Comment: Please advise in the correspondence filing the status of the application described in the second paragraph under the sub-heading “Multi-Manager Arrangement”.

Response: The Trust filed its application for the multi-manager order on July 14, 2015. At this time the Trust’s legal counsel has had preliminary discussions about the application with the staff of the SEC although no comments have been received.

6.	Comment: In the proxy card, please make sure to include an option for votes to “abstain” from the proposals.

Response: The Trust will ensure that the abstention option is made available on the proxy card.

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively